Exhibit 99.1
May 20, 2025 1

2 This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, trends, events, including timing of upfront license fee installment payments and investments in technological infrastructure upgrades, products and services, customer and joint venture partner relationships, results of operations, financial condition, measures, including our expectations on future revenue and profit potential, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Cautionary Statement Regarding Forward-Looking Statements

Winner of Italy Lotto License Successfully managed one of the world’s largest lottery contracts for 30+ years at exceptional returns; new term extends through November 2034 Elevated investment in upfront fee reflects significant value of the new license Upfront fee assumes compelling B2C digital expansion in Italy leveraging recent iLottery success Expect to enhance IGT’s total revenue & profit potential Expected IRR in line with current IGT portfolio 3

Long-term Track Record of Driving Lotto Wager Growth Through Innovation 4 € in millions Maximum technical score reflects strength of IGT’s solutions supporting long-term growth of business Exciting innovation pipeline for new license term to support sustained L-MSD growth in Lotto sales First new launches planned for commencement of new license Compelling mix of new games, add-on games, and other innovative solutions Continued revitalization of core franchises New player touchpoints/experiences designed to drive growth New terminal capabilities Digital solutions to enhance retail experience 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 +3% CAGR Lotto 4th draw MD 2nd draw 2009 2014 2017 2018 2019 2020 2022 2023 2024 Historical Lotto Wagers

Considerable iLottery Growth Potential 5 Italy iLottery wagers have grown at a 26% CAGR over last five years Coordinated launches w/land-based retail games Compelling new eInstant titles Multiple avenues to drive digital adoption Leverage network of ~35,000 retail POS & large existing player base Capitalize on strength of MYLOTTERIES brand – currently #1 downloaded Italy gaming app on iTunes Expect iLottery penetration to align w/comparable European benchmarks by 2030 Incremental iLottery sales earn additional 8% gross distribution fee on top of current 6% concession rate Player Pool (retail & online) 1 3% 2% 9.5M 17.1M Italy’s low digital penetration compares to much higher levels across Europe: Lotto players represent 42% 1 at least once in last 12 months Online incidence on total GGY2 2 GGY is wagers less winnings paid to players 505 2014 2017 2018 2019 2020 2021 2022 2023 2024 30 2013 2015 2016 eDraw eInstant Player Pool (Retail & Digital)1 Digital Penetration on Total GGY2 of total Italian players, on any game across retail & digital LOTTO S&W S&W players represent 75% LOTTO S&W • France: ~14% • Eastern Europe: ~17% • UK & Nordics: ~45% IGT iLottery Wagers (€M)

Compelling New Italy B2C Digital Gaming Opportunity

Expanding Italy B2C digital business to include iCasino, sports betting & bingo

Acquired operator/distributor license for new digital gaming verticals

Meaningful cross-selling potential

"Right to win" leveraging scale of IGT's existing player base & extensive retail network to drive digital player acquisition

~20 million players of Lotto and Scratch & Win*

~25% digital lottery players overlap with iCasino and sports betting

~35,000 retail POS

Significant incremental value creation without the need to become a market leader



MILIARDARIO
TOMBOLA
GHOSTBUSTERS
STAY PUFT

* At least once in last 12 months

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Key Financial Terms of Italy Lotto License

9-year license term; secures business through November 2034

6% of total wagers collected as concession rate; additional 8% gross fee collected through digital channel as distributor fee

€2.23 billion Lotto upfront license fee payable in three installments

€500 million payable in 30 days

€300 million payable at inception of new license

€1.43 billion payable no later than April 30, 2026

~€150 million in CapEx, concentrated in 2025 & 2026 to support Lotto infrastructure; ~€30 million CapEx for new digital distributor model

IGT maintains operational control of business and consolidates 100%

Allwyn committed to consortium

Consortium partners contribute pro-rata share of license fee and CapEx



NOVITÀ
extra
UNA NUOVA ESTRAZIONE PER LA TUA GIOCATA
SCEGLI DA 1 A 10 NUMERI
Verifica vincite

Note: Lotto-related figures represent 100% consolidation of Italy joint venture in IGT's financial statements

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Well-positioned to Create Long-term Shareholder Value 8 Proven Track Record of Continuous Innovation & Strong Execution Fueling Lotto Growth Clear Plan to Drive iLottery Growth & Attract New Players with Expanded Digital Distributed Gaming Capabilities Incremental Growth & Enhanced Economics Support Solid IRR on Investment

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